Exhibit 99.6

Redacted version

FOURTH AMENDING AGREEMENT

Note Purchase Agreement dated November 30, 2011

Series EE Senior Guaranteed Notes

THIS FOURTH AMENDING AGREEMENT dated as of March 6, 2019 (this “Agreement”) to the Note Purchase Agreement dated as of November 30, 2011 among Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.) (the “Company”) and the Purchasers listed in Schedule A attached thereto as holders (the “holders”) of the outstanding senior guaranteed notes (the “Notes”) of the Company issued thereunder, as amended by the Limited Waiver, Amendment and Retention of Rights Acknowledgement Agreement dated August 15, 2014, the First Amending Agreement dated May 22, 2015, the Second Amending Agreement dated August 23, 2017 and the Third Amending Agreement dated as of November 7, 2018 (as so amended, the “Note Purchase Agreement”).

RECITALS:

The Company and the holders wish to effect certain amendments to the Note Purchase Agreement, to take effect on the Effective Date.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Agreement set forth in Article 3 hereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1    Defined Terms. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Note Purchase Agreement.

1.2    Sections. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3    Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

ARTICLE 2

AMENDMENTS TO NOTE PURCHASE AGREEMENT AND NOTES

2.1    Amendment to Total Debt Covenant. Clause (a) of Section 10.6 of the Note Purchase Agreement is deleted in its entirety and replaced with the following:

“(a)    Total Debt: The Company will not permit Consolidated Total Debt as at the end of any fiscal quarter of the Company to exceed:

(i)	during the period ending December 31, 2018, 400% of Consolidated EBITDA for the 12 month period ending on such date;

(ii)

during the period beginning January 1, 2019 and ending on December 31, 2019, 425% of Consolidated EBITDA; provided that for the purposes of this covenant, Consolidated EBITDA for the fiscal quarter ending on (i) March 31, 2019, shall be Consolidated EBITDA determined for the 3 month period commencing January 1, 2019 and ending on March 31, 2019, multiplied by four; (ii) June 30, 2019, shall be Consolidated EBITDA determined for the 6 month period commencing January 1, 2019 and ending on June 30, 2019, multiplied by two; (iii) September 30, 2019, shall be Consolidated EBITDA determined for the 9 month period commencing January 1, 2019 and ending on September 30, 2019, multiplied by 1.3333; and December 31, 2019, shall be Consolidated EBITDA determined for the 12 month period commencing January 1, 2019 and ending on December 31, 2019; and

(iii)	at all times thereafter, 400% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

2.2    Amendment to Senior Debt Covenant. Clause (b) of Section 10.6 of the Note Purchase Agreement is deleted in its entirety and replaced with the following:

“(b)    Senior Debt: The Company will not permit Consolidated Senior Debt as at the end of any fiscal quarter of the Company to exceed:

(i)	during the period ending December 31, 2018, 375% of Consolidated EBITDA for the 12 month period ending on such date;

(ii)

during the period beginning January 1, 2019 and ending on December 31, 2019, 425% of Consolidated EBITDA; provided that for the purposes of this covenant, Consolidated EBITDA for the fiscal quarter ending on (i) March 31, 2019, shall be Consolidated EBITDA determined for the 3 month period commencing January 1, 2019 and ending on March 31, 2019, multiplied by four; (ii) June 30, 2019, shall be Consolidated EBITDA determined for the 6 month period commencing January 1, 2019 and ending on June 30, 2019, multiplied by two; (iii) September 30, 2019, shall be Consolidated EBITDA determined for the 9 month period commencing January 1, 2019 and ending on September 30, 2019, multiplied by 1.3333; and December 31, 2019, shall be Consolidated EBITDA determined for the 12 month period commencing January 1, 2019 and ending on December 31, 2019; and

(iii)

at all times thereafter, 300% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Company after the completion of the applicable Material Acquisition, the Company will not permit Consolidated Senior Debt to exceed 350% of Consolidated EBITDA so long as the Company would have continued to comply with the 300% threshold set out above as though such Material Acquisition had not been made during such period, and the Company provides evidence of such compliance in its compliance certificate delivered pursuant to Section 7.2(a) relating to each applicable fiscal quarter.

If, at the end of the Company’s fiscal quarter ended on December 31, 2018, Consolidated Senior Debt exceeds 350% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter, then the Company agrees to pay to each holder a one-time additional fee of 25 basis points calculated on the aggregate principal amount of the Notes held by such holder at the end of such fiscal quarter, such payment to be made within 10 Business Days after delivery of its compliance certificate pursuant to Section 7.2(a) of this Agreement or, if the Company has not delivered a compliance certificate as required by the terms hereof, within 10 Business Days after the time before which such Compliance Certificate was required to be provided in accordance with the requirements hereof. For certainty, the payment of such one-time fee to the holders will not constitute a waiver by any holder of any Event of Default that may exist under clause (i) or (ii) of this Section, and such fee shall be in addition to any increased interest payable at any applicable Default Rate and any other amount due in connection with an Event of Default.”

2.3    Amendments to Existing Notes; Interest Rate.

(a)

Each of (i) the Notes outstanding on the date hereof and (ii) the forms of Notes attached as exhibits to the Note Purchase Agreement is hereby amended, without any action required by any Person, to include (A) the phrase “subject to the next succeeding paragraph” at the beginning of clause (a) of the first paragraph thereof and (B) to include the paragraph set forth below as the new second paragraph thereof:

“The interest rate applicable to this Note at any time during the period commencing on January 1, 2019 to and including December 31, 2019 shall be equal to the interest rate otherwise applicable to the Notes hereunder at such time plus (i) any increase resulting from the application of Section 3.2 of the Second Amending Agreement, if any, plus (ii) the number of basis points per annum specified opposite the applicable level of the Consolidated Senior Leverage Ratio in the table below (calculated using the methodology for determining Consolidated EBITDA as provided in clause (ii) of Section 10.6(b) of the Note Purchase Agreement), determined as of the last day of the then most recently ended fiscal quarter of the Company:

Consolidated Senior Leverage Ratio	Basis Points Per Annum
less than or equal to 3.00:1.00	[Redacted	]
greater than 3.00:1.00 and less than or equal to 4.00:1.00	[Redacted	]
greater than 4.00:1.00	[Redacted	]

If, on the date an interest payment is due hereunder, the Company has not yet delivered its compliance certificate for the then most recently ended fiscal quarter in accordance with Section 7.2 of the Note Purchase Agreement setting forth its Consolidated Senior Leverage Ratio as of the last day of such fiscal quarter, then the interest payment due on such date shall be calculated without giving effect to this paragraph, and any additional amount payable as the result of this paragraph shall be paid on the date of delivery of the compliance certificate in respect of such fiscal quarter (or the last date for delivery of such certificate if it shall not be delivered on or prior to such last date), as provided in Section 7.2(a) of the Note Purchase Agreement. If such compliance certificate is not delivered on the last date for delivery thereof, it shall be assumed that the Consolidated Senior Leverage Ratio as of the end of such fiscal quarter was greater than 4.00 to 1.00. If the interest rate hereunder for all or any portion of the period preceding an interest payment date shall be calculated by reference to this paragraph (as well as the preceding paragraph), the Company shall give written notice to the holder hereof on, or within 10 Business Days prior to, such interest payment date specifying in reasonable detail the calculation of the amount of interest payable on such interest payment date.”

(b)

Upon the request of any holder and upon surrender to the Company of any Note held by it, the Company shall execute and deliver a new Note or Notes (as specified by such holder) reflecting the changes set forth in Section 2.2 of this Agreement, registered in the name of such holder, in an aggregate principal amount equal to the then unpaid principal amount of such surrendered Note and dated the date of the last interest payment made to such holder in respect of such surrendered Note.

ARTICLE 3

CONDITIONS PRECEDENT

3.1    Conditions Precedent. This Agreement shall be effective on the date hereof (the “Effective Date”), provided that all of the following conditions have been met:

(a)	this Agreement shall have been executed and delivered by the Company and the Required Holders;

(b)	the Consent and Acknowledgement of Guarantors attached hereto shall have been executed and delivered by each Subsidiary Guarantor;

(c)

an amendment to each of the other note purchase agreements to which the Company is a party, in each case giving effect to an equivalent change as provided herein, shall have become effective prior to the date of this Agreement or concurrently herewith;

(d)	the fees and expenses of special counsel for the Noteholders in respect of this Agreement shall have been paid by the Company;

(e)	representations and warranties contained in Article 4 of this Agreement shall be true on and as of the Effective Date; and

(f)

all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the holders, and the holders shall have received all such counterparts or certified or other copies of such documents as they may reasonably request.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1    Representations, Warranties. To induce the holders to execute and deliver this Agreement, the Company represents, covenants and warrants to each holder (which representations, covenants and warranties shall survive the execution and delivery of this Agreement) that:

(a)	this Agreement and Acknowledgement of Guarantors attached hereto have been duly authorized, executed and delivered by each party thereto other than the holders;

(b)	the Note Purchase Agreement, as amended by this Agreement, and each Note constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms;

(c)

the execution, delivery and performance of this Agreement (i) are within the corporate powers of the Company; (ii) do not require the authorization, consent or approval of any governmental authority or regulatory body or any agency, department or division of any thereof; (iii) do not and will not (A) contravene or conflict with (1) any law, statute, rule or regulation, (2) any provision of its articles or by-laws, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject, or (4) any term, condition or provision of any indenture, agreement or other instrument to which it or its Subsidiaries is a party or by which it or any of its Subsidiaries’ properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause (c); and

(d)	no Default or Event of Default has occurred and is continuing or existed immediately prior to the date of this Agreement or the Effective Date, or will exist immediately after.

ARTICLE 5

MISCELLANEOUS

5.1    Agreement Part of Note Purchase Agreement. This Agreement shall be construed in connection with and as part of the Note Purchase Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Purchase Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. For certainty, nothing herein shall be construed as a novation of the Notes or the indebtedness or obligations represented thereby or by the Note Purchase Agreement as amended by this Agreement, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

5.2    Notices. Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Note Amendment without making specific reference to this Agreement but nevertheless all such references shall include this Agreement unless the context otherwise requires.

5.3    Counterparts. This Agreement may be executed in any number of counterparts, and by facsimile and pdf, all of which together shall constitute one instrument.

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IN WITNESS WHEREOF the undersigned has caused this Agreement to be executed as of the day and year first above written.

OBSIDIAN ENERGY LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

By:	(signed) “Andrew Sweerts”
Name:	Andrew Sweerts
Title:	Vice President Business Development & Commercial

Signature Page to Fourth Amending Agreement

(November 30, 2011 Note Purchase Agreement)

Accepted and agreed as of the date thereof.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	(signed) [Name Redacted]
Vice President

THE GILBRALTAR LIFE INSURANCE CO., LTD.

By: Prudential Investment Management Japan Co. Ltd., as Investment Manager By: PGIM, Inc., as Sub-Adviser

By:	(signed) [Name Redacted]
Vice President

MTL INSURANCE COMPANY

By: Prudential Private Placement Investors, L.P. (as Investment Advisor) By: Prudential Private Placement Investors, Inc. (as its General Partner)

By:	(signed) [Name Redacted]
Vice President

Signature Page to Fourth Amending Agreement

(November 30, 2011 Note Purchase Agreement)

FARMERS NEW WORLD LIFE INSURANCE COMPANY

By: Prudential Private Placement Investors, L.P. (as Investment Advisor) By: Prudential Private Placement Investors, Inc. (as its General Partner)

By:	(signed) [Name Redacted]
Vice President

Signature Page to Fourth Amending Agreement

(November 30, 2011 Note Purchase Agreement)

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

(Fourth Amending Agreement to November 30, 2011 Note Purchase Agreement)

The undersigned Guarantors hereby consent to the terms of the above Agreement and the transactions contemplated thereby and confirm that the guarantees and other security documents granted by each of the undersigned to or for the benefit of the holders of Notes are in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guaranteed Obligations” guaranteed by the undersigned pursuant to the respective guarantees executed by each of the undersigned include, without limitation, all obligations of the Company to the holders of Notes under the Note Purchase Agreement as so amended, and all Notes now outstanding or hereafter issued under the Note Purchase Agreement. For certainty, each reference to “Note Agreement” or “Note Purchase Agreement” in each such guarantee executed by the undersigned shall include the Note Purchase Agreement as defined in this Agreement, as amended by this Agreement, and as hereafter further amended, further restated, or supplemented, modified or replaced from time to time.

Dated as of March 6, 2019.

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, Obsidian Energy Ltd.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, Penn West PROP Holdco Ltd.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

Signature Page to Consent and Acknowledgement of Guarantors

for Fourth Amending Agreement

(November 30, 2011 Note Purchase Agreement)

PENN WEST SANDHILL CRANE LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

PENN WEST NORTHERN HARRIER PARTNERSHIP, by its managing partner, Penn West Sandhill Crane Ltd.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

1647456 ALBERTA LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

Signature Page to Consent and Acknowledgement of Guarantors

for Fourth Amending Agreement

(November 30, 2011 Note Purchase Agreement)